EXHIBIT 99.1

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR
FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE
RELEVANT LAWS OF THAT JURISDICTION.

CryptoLogic Limited (“CryptoLogic”)

Update on Possible Offer for CryptoLogic by Amaya Gaming Group Inc. (“Amaya”)

January 12, 2012 (Dublin, IRELAND) – On December 15 2011, the Board of CryptoLogic (the “Board”), a developer of branded online betting games and Internet casino software, announced that it had received an approach from Amaya regarding a possible offer to acquire the entire issued and to be issued ordinary share capital of CryptoLogic (the “Possible Offer”). On the basis of the Possible Offer the Board of CryptoLogic agreed to allow Amaya to conduct confirmatory due diligence.

The announcement also stated that in accordance with Rule 2.6(a) of the City Code on Takeovers and Mergers (the “Code”), Amaya must, by not later than 5.00 p.m. on 12 January 2012, either announce a firm intention to make an offer for the Company in accordance with Rule 2.7 of the Code or announce that it does not intend to make an offer, in which case the announcement will be treated as a statement to which Rule 2.8 of the Code applies. This deadline can only be extended with the consent of the Panel in accordance with Rule 2.6(c) of the Code.

The Board has today requested that the Panel, pursuant to Rule 2.6(c) of the Code, extend the current deadline of 12 January 2012, as referred to above so as to afford Amaya time to complete its due diligence process and finalise its financing arrangements.

In light of the progress that has been made in relation to the Possible Offer, the Panel has agreed that Amaya must by no later than 5.00 p.m. on 2 February 2012, either announce a firm intention to make an offer for the Company in accordance with Rule 2.7 of the Code or announce that it does not intend to make an offer, in which case the announcement will be treated as a statement to which Rule 2.8 of the Code applies. This deadline will only be extended with the consent of the Panel in accordance with Rule 2.6(c) of the Code.

This announcement is not an announcement of a firm intention to make an offer under Rule 2.7 of the City Code on Takeovers and Mergers (the “Code") and there can be no certainty that an offer will be made.

Further announcements will be made as appropriate.

CryptoLogic Limited
David Gavagan, Chairman and Interim CEO	Tel: +353 (0)1 234 0400
Huw Spiers, CFO

Financial Adviser to CryptoLogic:
Deloitte Corporate Finance
Jonathan Hinton/David Smith	Tel: +44 (0)20 7936 3000

Media Enquiries:
Luther Pendragon	Tel: +44 (0)20 7618 9100
Neil Thapar	Mobile: +44 (0)7876 455323
Alexis Gore	Mobile: +44 (0)7725 139686

Disclosure requirements of the Takeover Code (the "Code")

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any paper offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any paper offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any paper offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a paper offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any paper offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any paper offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a paper offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.